Exhibit 99.1

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(EXPRESSED IN US DOLLARS)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,790,363	$22,135,310
Restricted cash	156,843	62,947
Short-term investments	37,670,691	4,680,843
Accounts receivable, net	7,485,606	4,939,912
Receivables from supply chain solutions	36,049,943	10,741,981
Prepaid expenses and other current assets	2,267,690	971,839
Loans to third parties - current portion	1,937,114	1,915,709
Receivable from sale of discontinued operations	-	14,950,730
TOTAL CURRENT ASSETS	95,358,250	60,399,271

NON-CURRENT ASSETS:
Property and equipment, net	609,457	655,643
Intangible assets, net	3,295,350	3,726,602
Right-of-use assets, net	1,065,870	1,464,745
Equity investments	440,108	484,864
Investment in limited partnership	16,382,693	15,736,927
Goodwill	25,439,078	25,172,407
Deferred tax assets, net	107,920	456,370
TOTAL NON-CURRENT ASSETS	47,340,476	47,697,558
TOTAL ASSETS	$142,698,726	$108,096,829

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$32,613,092	$1,312,560
Short-term loans	774,401	-
Accrued expenses and other current liabilities	1,619,642	2,001,031
Operating lease liabilities - current	673,414	736,854
Deposit payable	1,111,266	-
Advances from customer	1,066,571	11,624
Taxes payable	1,612,500	3,133,038
Loan from related party	10,642,426	10,528,965
Due to related parties - current	695,387	2,071,309
Purchase price payable for acquisition of NAMI	-	7,007,905
TOTAL CURRENT LIABILITIES	50,808,699	26,803,286

Operating lease liabilities – non-current	315,628	680,130
Deferred tax liabilities	590,326	676,015
TOTAL LIABILITIES	51,714,653	28,159,431

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 20,555,129 and 20,555,129 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	20,555	20,555
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	-	-
Additional paid-in capital	59,472,255	59,472,255
Retained earnings	24,767,204	14,380,976
Unearned compensation	(376,890)	(624,455)
Accumulated other comprehensive income	3,912,046	3,593,188
COMMON SHAREHOLDERS’ EQUITY	87,795,170	76,842,519
Non-controlling interests	3,188,903	3,094,879
TOTAL SHAREHOLDERS’ EQUITY	90,984,073	79,937,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$142,698,726	$108,096,829

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
REVENUE:
SME financing solutions	$36,615,078	$13,259,133
Supply chain solutions	2,313,136	193,783
Other financing solutions	435	21,120
TOTAL REVENUE	38,928,649	13,474,036

COST OF REVENUE AND RELATED TAX:
Cost of revenue	(20,446,726)	(5,386,009)
Business and sales related tax	(218,238)	(68,391)
GROSS PROFIT	18,263,685	8,019,636

OPERATING EXPENSES:
Selling expenses	1,769,400	450,426
General and administrative expenses	3,830,198	3,084,253
Research and development expenses	636,488	212,764
Total operating expenses	6,236,086	3,747,443
INCOME FROM OPERATIONS	12,027,599	4,272,193

OTHER INCOME (EXPENSE):
Interest and investment income	836,857	180,513
Other income (expense), net	460,187	2,941
Total other income (expense), net	1,297,044	183,454

INCOME BEFORE PROVISION FOR INCOME TAXES	13,324,643	4,455,647

PROVISION FOR INCOME TAXES	2,844,560	307,354
NET INCOME FROM CONTINUING OPERATIONS	10,480,083	4,148,293
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(10,294,489)
NET INCOME (LOSS)	$10,480,083	$(6,146,196)
Net (income) attributable to non-controlling interests	(93,855)	-
NET INCOME (LOSS) ATTRIBUTALE TO CONTROLLING INTERESTS	10,386,228	(6,146,196)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	318,858	(679,291)

TOTAL COMPREHENSIVE INCOME (LOSS)	$10,705,086	$(6,825,487)

INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Income per share from continuing operations	$0.51	$0.23
Loss per share from discontinued operations	-	(0.57)
Total	$0.51	$(0.34)

Weighted average number of shares outstanding:
Basic and diluted	20,555,129	18,167,603

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional paid in	Unearned	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Compensation	Earnings	Income (Loss)	Interests	Total
Balance at January 1, 2020	17,710,471	$17,710	-	$-	$28,369,076	$-	$27,472,766	$(1,914,232)	$(9,807)	$53,935,513
Capital contributed by shareholder	-				4,550,000	-				4,550,000
Net loss	-	-	-	-	-	-	(6,146,196)	-		(6,146,196)
Foreign currency translation loss	-	-	-	-	-	-	-	(679,291)		(679,291)
Private placement	1,048,932	1,049	-	-	6,502,329	-	-	-	-	6,503,378
Shares issued for shares based compensation	233,000	233	-	-	1,721,637	(1,721,870)	-	-	-	-
Share based compensation	-	-	-	-	-	860,457	-	-	-	860,457
Balance at June 30, 2020 (unaudited)	18,992,403	$18,992	-	$-	$41,143,042	(861,413)	$21,326,570	$(2,593,523	$(9,807)	$59,023,861
Balance at January 1, 2021	20,555,129	$20,555	-	$-	$59,472,255	$(624,455)	$14,380,976	$3,593,188	$3,094,879	$79,937,398
Net income	-	-	-	-	-	-	10,386,228	-	93,855	10,480,083
Foreign currency translation income	-	-	-	-	-	-	-	318,858	169	319,027
Shares based compensation	-	-	-	-	-	247,565	-	-	-	247,565
Balance at June 30, 2021 (unaudited)	20,555,129	$20,555	-	$-	$59,472,255	$(376,890)	$24,767,204	$3,912,046	$3,188,903	$90,984,073

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,480,083	$(6,146,196)
Net (loss) from discontinued operations	-	(10,294,489)
Net income from continuing operations	10,480,083	4,148,293
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,105,022	622,812
Stock-based compensation	247,565	860,457
(Income) from investments	(725,519)	(114,930)
Deferred tax expense (benefit)	259,887	(85,246)
Changes in operating assets and liabilities:
Accounts receivable	(2,488,129)	(40,711)
Prepaid expenses and other current assets	(1,282,859)	(3,742,853)
Receivables from supply chain solutions	(25,141,298)	-
Accounts payable	31,284,968	347,340
Advance from customers	1,052,611	797,100
Taxes payable	(1,550,469)	231,784
Other payables	(140,420)	-
Deposit payable	1,108,934	-
Operating lease liabilities	(442,024)	(141,625)
Accrued expenses and other current liabilities	(261,322)	(511,492)
Net cash provided by operating activities from continuing operations	13,507,030	2,370,929
Net cash (used in) operating activities from discontinued operations	-	(510,306)
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,507,030	1,860,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(154,155)	(25,768)
Purchase of intangible asset	(14,581)	(22,713)
Cash paid in connection with acquisition of Nami	(7,007,905)	-
Cash acquired with Nami acquisition	-	5,062,170
Cash received on disposal of discontinued operations	14,950,730	-
Purchase of short-term investments	(32,573,879)	-
Collection of loans to third parties	-	1,706,351
Loans to third parties	-	(284,392)
Net cash (used in) provided from investing activities from continuing operations	(24,799,790)	6,435,648
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(24,799,790)	6,435,648

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	774,401	-
Proceeds from private placement	-	6,503,378
Repayment to related party	(1,399,602)	(6,678,943)
Capital contribution by shareholder	-	4,550,000
Net cash provided from (used in) investing activities from continuing operations	(625,201)	4,374,435
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(625,201)	4,374,435

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(333,090)	(40,002)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,251,051)	12,630,704

Cash and cash equivalents and restricted cash from continuing operations - beginning	22,198,257	2,781,506
Cash and cash equivalents and restricted cash from discontinued operations - beginning	-	696,157
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	22,198,257	3,477,663

Cash and cash equivalents and restricted cash from continuing operations - ending	9,947,206	15,922,516
Cash and cash equivalents and restricted cash from discontinued operations - ending	-	185,851
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$9,947,206	$16,108,367

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$3,469,253	$13,972
Cash paid for interest	$19,606	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Nami acquisition payable	$-	$25,477,346
Right of use assets and lease liabilities	$-	$1,679,556

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$9,790,363	$15,916,743
Restricted cash	156,843	5,773
Total cash, cash equivalents and restricted cash	$9,947,206	$15,922,516

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd, is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012. On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believes more closely reflects the Company’s new financial services business. The Company conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (‘‘PRC’’).

The Company began to conduct its financial services business in 2019 through the Group’s newly acquired entities, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengtai”), Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provides a set of technology-driven customized financing solutions to small-and mid-size enterprises through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provide comprehensive financing solutions for SMEs, while Nami facilitates the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions.

On November 30, 2020, the Company completed the previously announced disposition of its valve manufacturing and installation business. The Company sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”), pursuant to the terms of an agreement (the “Equity Transfer Agreement”), dated November 30, 2020, to Wise Metro Development Co., Ltd. for approximately $13.9 million (RMB98.3 million), to be paid in cash. Through the Hebron HK Equity Transfer, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operation (“Discontinued Operations”) retroactively for the periods presented in the condensed consolidated financial statements.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. After the Spring of 2020, the COVID outbreak in China has gradually been controlled and we returned to normal operations. The COVID-19 pandemic did not have a material negative impact on the Company’s financial services business for the six months ended June 30, 2021. However, the pandemic could adversely affect our business and financial results in 2021 if the virus resurgence cause significant disruptions to our operations or the business of our supply chain customers, logistics and service providers, and negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence, if any. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

As of June 30, 2021, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WOFE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WOFE”)	April 10, 2019	PRC	100%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”)	June 04, 2015	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)**	October 29, 2019	PRC	100%
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)*	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”)	August 26, 2020	PRC	100%
Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”)	November 06, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”)	December 30, 2020	PRC	80%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”)	August 18, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Inner Mongolia Fintech Supply Chain Management Co., Ltd. (“Fintech Mongolia”)	January 15, 2021	PRC	70%
Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”)	May 10, 2021	PRC	100%
Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”)	May 6, 2021	PRC	100%

*	The entity was deregistered on February 19, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the six months ended June 30, 2021 and 2020.
**	The entity was deregistered on June 04, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the six months ended June 30, 2021 and 2020.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principals of consolidations

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) and the Securities and Exchange Commission’s requirements for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s consolidated financial statements for the fiscal year ended December 31, 2020 included in its annual report filed with the SEC on May 3, 2021.

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. As of June 30, 2021, and December 31, 2020, non-controlling interest primarily relates to the 20% equity interest in Taiding.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment, intangible assets, and goodwill.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expense from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations, if any.

Revenue recognition

The Group adopted FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues are presented under ASC 606, and there was no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no significant change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. All of the Company’s contracts with customers do not contain cancelable and refund-type provisions.

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

Financial services

SMEs financing solution: The Group earns one-time advisory fees from its services provided to small-and mid-size enterprises The Group enters into one-time advisory fee agreements with underwriters, financial institutions and issuers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Group earns a one-time advisory fee from its clients upon offerings on the PRC provincial or national asset exchanges or other designated markets. Revenue is calculated at a fixed charge rate with the amount of the offering (prorated by the period length). The Group believes such arrangement represents a performance obligation that is satisfied at a point of time, therefore, the underwriting related advisory fees are recognized as revenue upon the closing of the offerings.

Recurring service fees: The Group also provides ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for a recurring service fee. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Recurring service fees are calculated as a fixed percentage of the qualified investments made by users during the contractual investment period of the direct banking and other financial products. Payment of recurring service fees by commercial banks and financial institutions are normally on a regular basis (typically quarterly or annually). The Group believes such arrangement requires the Group to provide ongoing user management services, which represents a performance obligation that the Group satisfies over time. Therefore, the recurring service revenue is recognized over the contract term on a straight line basis.

Supply chain solution: For the six months ended June 30, 2021, the Group also offered supplier chain financing advisory services to suppliers and merchants. Pursuant to the agreements with related suppliers, the Group earns advisory fees when suppliers receive the financing and the advisory fee is calculated as a fixed charge rate with the amount of the financing (prorated by the period length). The Group believes such arrangement represents a performance obligation that is satisfied at a point of time, therefore, the supplier chain advisory fees are recognized as revenue when the suppliers receive the financing.

Practical expedience

The Group has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Disaggregation of revenue

The Group derives revenue primarily from one-time commissions and recurring service fees paid by clients or financial product providers. The following tables show the revenue from financial services disaggregated by nature for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
One-time commission fees	$38,398,327	$13,452,916
Recurring service fees	530,322	21,120
Total revenue	$38,928,649	$13,474,036

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

The Group follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash, accounts receivable, receivables from supplier chain financing, bank acceptance notes receivable, prepayments and advances to suppliers, loans to third parties, accounts payable, bank acceptance notes payable, advances from customers, payables to supplier chain financing, tax payable, due to related party and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Group believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the period ended June 30, 2021 and during the year ended December 31, 2020.

Fair value measurements on a recurring basis

As of June 30, 2021, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of June 30,	Fair value measurement at reporting date
Description	2021	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits- unaudited	$37,670,691	$-	$37,670,691	-

As of December 31, 2020, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2020	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products	$4,680,843	$-	$4,680,843	$-

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of an allowance for uncollectible accounts. An allowance for uncollectable accounts is established based on management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in debt securities

The Group’s investments in debt securities have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value reported in other comprehensive income.

Stock-based compensation

The Company recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rates. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the six months ended June 30, 2021 and 2020. The Group accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group recorded a valuation allowance of $368,833 and $368,165 to reduce the amount of the net deferred tax asset as of June 30, 2021 and December 31, 2020, respectively.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax for uncertain tax positions are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the six months ended June 30, 2021 and 2020. As of June 30, 2021, the tax years ended December 31, 2018 through December 31, 2020 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

Since the Group operates primarily in the PRC, The Group’s functional currency is the Chinese Yuan (“RMB”). The Group’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of The Group are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rate when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translation of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USDs at the rates used in translation. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2021	December 31, 2020	June 30, 2020
	Unaudited		Unaudited
Balance sheet items, except for equity accounts	US$1=RMB 6.4566	US$1=RMB 6.5250	US$1=RMB 7.0651
Items in the statements of income and cash flows	US$1=RMB 6.4702	US$1=RMB 6.9042	US$1=RMB 7.0325
Balance sheet items, except for equity accounts	US$1=HKD 6.4566	US$1=HKD 7.7534	US$1=HKD 7.7501
Items in the statements of income and cash flows	US$1=HKD 6.4702	US$1=HKD 7.7559	US$1=HKD 7.7608

Credit risk and concentrations

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2021, and December 31, 2020, $9,947,206 and $22,198,257 of the Group’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them for up RMB 500,000 (USD $72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the insurance limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable is typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Substantially all of the Group’s revenues are derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the six months ended June 30, 2021, three customers accounting for 40%, 25% and 12%, respectively, of the Group’s total revenue from the financial service business. For the six months ended June 30, 2020, two customers accounting for 46% and 17%, respectively, of the Group’s total revenue from the financial service business.

Earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2021 and 2020, no dilutive outstanding instruments were included in the computation of diluted EPS.

Reclassification of prior period amount

The Company in its Form 6-K filing of the unaudited financial results for the six months ended June 30, 2020, improperly included its deferred share based compensation of approximately $861,000 as a prepaid expense. As a result, this amount has been reclassified as deferred share based compensation as reflected on the statement of changes in shareholders’ equity for the six months ended June 30, 2020. The reclassification had no effect on the statement of operations and the earnings per share as previously reported.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard’s main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The effective date for all public companies, except smaller reporting companies, is fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group does not expect the new standard to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax laws. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no other recently issued accounting standards that should have a material impact on the Group’s consolidated financial position, statements of operations and cash flows.

Note 3 — SHORT-TERM INVESTMENTS

The following table summarized the Company’s short-term investments as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	(Unaudited)
Wealth management products	$8,053,774	$4,597,701
Structured deposits	29,427,253	-
Add: Accrued interest receivable	189,664	83,142
Total short-term investments	$37,670,691	$4,680,843

As of June 30, 2021, the short-term investment consists of principal investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables and principal investments in structured deposits issued by a commercial bank. As of December 31, 2020, the short-term investment primarily consisted of the principal investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables. All the short investment has stated maturity within 12 months and pay the prospective rates of return in the range from 1.8% to 9%. The Company recorded investment income on the products of $189,664 and $11,677 for the six months ended June 30, 2021 and 2020, respectively.

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts receivable	$7,565,369	$5,018,839
Less: allowance for doubtful accounts	(79,763)	(78,927)
Accounts receivable, net	$7,485,606	$4,939,912

 Note 5 — RECEIVABLES FROM SUPPLY CHAIN SOLUTIONS

As of June 30, 2021 and December 31, 2020, the balance of receivables from supply chain solutions amounted to $36,049,943 and $10,741,981, respectively. The age of these financing receivables is generally within 12 months. Since the related suppliers pledge their inventory to guarantee the repayment of these receivables in the short term, no provision for doubtful accounts was recorded for the six months ended June 30, 2021 and for the year ended December 31, 2020.

Note 6 — LOANS TO THIRD PARTIES

Loans to third parties consist of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Sichuan Jingpin Construction Decoration Engineering Co., Ltd (1)	$309,762	$306,514
Henan Tianxia Kang Trading Co., Ltd (2)	1,627,352	1,609,195
Total	$1,937,114	$1,915,709

(1)	The Group made a loan to Sichuan Jingpin Construction Decoration Engineering Co., Ltd (“Jingpin”) on February 10, 2020. The loan earns annual interest of 18% and its principal and interest was due on February 10, 2021. The Group expects to be repaid as of November 10, 2021.

(2)	The Group made a loan to Henan Tianxia Kang Trading Co., Ltd (“Tianxia Kang”) on December 28, 2020. The loan was interest free due to the short term and due on January 28, 2021. The loan was repaid on January 13, 2021. On January13, 2021, the Group provided a new interest-free loan of $1,627,352 (or RMB 10.5 million) to Tianxia Kang due on July 13, 2021, which was repaid on July 9, 2021.

The Group classifies loans to third parties as held-to-maturity investments, because the loans have a stated maturity. In addition, the Group has the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. The balance of loan to third parties as of June 30, 2021 were fully collected subsequently.

Note 7 — INVESTMENT IN LIMITED PARTNERSHIP

During the year end December 31, 2020, the Group invested, as a limited partner, $15,589,966 (RMB101,724,531) into a Limited partnership (“LP”), which invests the funds in debt securities of private companies. Pursuant to the agreement, the LP’s investment in debt securities have a fixed interest rate of 8% starting in August 2020 for a term of 5 years. The interest is due on an annual basis. The Group values its investment in the LP at amortized cost and classified it as long-term according to the underlying debt contractual maturities. As of June 30, 2021, the carrying value of this investment was $16,382,693, consisting of principal balance of $15,755,124 (or RMB101,724,531) and interest receivable of $627,569. As of December 31, 2020, the carrying value of this investment was $15,736,927, consisting of principal balance of $15,589,966 (or RMB101,724,531) and interest receivable of $146,961. For the six months ended June 30, 2021 and 2020, the Group recognized interest income from investment in debt security of $479,045 and nil, respectively. For the six months ended June 30, 2021 and 2020, the Group did not recognize any impairment loss for the investment in the LP.

Note 8— INCOME TAXES

Taxes payable consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Income tax payable	$1,335,686	$2,045,559
Value added tax payable	164,739	889,257
Business tax payable	22,347	43,704
Withholding taxes payable	74,808	112,113
Other taxes payable	14,920	42,405
Total taxes payable	$1,612,500	$3,133,038

 BVI

Nisun International, formerly known as Hebron Technology, and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nisun HK and Nami HK are the companies registered in Hong Kong and subject to a corporate income tax of 17.5% if revenue is generated in Hong Kong. No revenue was generated in Hong Kong for the six months ended June 30, 2021 and 2020.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2018, Hengpu qualified as a High-technology Company and is subject to a favorable income tax rate of 15%. Hengpu’s High-technology certificate is valid for three years starting from November 2018 and subject to renewal. Starting from the year ended December 31, 2020, Fintech was recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15% for three years. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of "preferential catalogue of income tax for key industries encouraged to develop in Xinjiang's difficult areas", the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from the year ended December 31, 2019. Nisun Gold, Fintech, Ningbo, Fintech Shanxi, Fintech Mongolia, Fintech Shandong, Fintech Jiangxi, and Fintech JX are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

Note 8 — INCOME TAXES (CONTINUED)

i)	The components of the income tax provision (benefit) are as follows:

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	(Unaudited)	(Unaudited)
Current tax provision	$3,044,910	$392,601
Deferred tax provision (benefit)	(200,350)	(85,247)
Total	$2,844,560	$307,354

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	June 30, 2021	December 31, 2020
	(Unaudited)
Deferred tax assets
Provision for doubtful accounts	$368,833	$368,165
Operating loss carryforwards	107,920	456,370
Total deferred tax assets	476,753	824,535
Less: valuation allowance	(368,833)	(368,165)
Net deferred tax assets	$107,920	$456,370

The change in valuation allowance for the six months ended June 30, 2021 and for the year ended December 31, 2020 amounted to $3,901, and $973,712, respectively.

	June 30, 2021	December 31, 2020
	(Unaudited)
Deferred tax liabilities
Intangible assets acquired from business combinations	$590,326	$676,015
Total deferred tax liabilities	$590,326	$676,015

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other.

The following table reconciles the China statutory rates to the Group’s effective tax rate for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	(Unaudited)	(Unaudited)
China Income tax statutory rate	25.0%	25.0%
Effect of favorable income tax rates	(6.1)%	(21.2)%
Non-deductible items in China and others	0%	0.2%
Foreign loss not recognized in China	2.4%	2.9%
Effective tax rate	21.3%	6.9%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of June 30, 2021, the tax years ended December 31, 2018 through December 31, 2020 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

The per share effect of favorable income tax rates for the six months ended June 30, 2021, and 2020 were $0.04, and $ 0.06, respectively.

Note 9 — SHAREHOLDERS’ EQUITY

The Group has 50,000,000 authorized common shares at $0.001 par value, consisting of 40,000,000 authorized Class A common shares and 10,000,000 Class B common shares, of which 20,555,129 Class A common shares were issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.

On June 14, 2019, the Shareholders of the Company approved a share transfer transaction by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”); and together with Wise, (“Sellers”) of all of such Sellers’ Class B common shares of the Group to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (“NiSun Cayman”). Upon the close of the transaction, NiSun Cayman purchased (i) Wise’s 1,800,000 Class B common shares of The Group and (ii) Sun Zhang’s 5,978,400 Class B common shares of The Group, which constituted approximately 47.8% of all of The Group’s outstanding common shares at the time of the Closing on a fully diluted basis (Wise’s and Sun Zhang’s Class B common shares are referred to as the “Shares”). The Shares were automatically converted into Class A common shares upon transfer from the Sellers to the Buyer, and upon such transfer the Group had no remaining issued and outstanding Class B common shares. Upon this conversion, the Shares are entitled to one vote per share. The transaction was closed in July 2019.

Additional paid-in capital

On November 20, 2019, NiSun Cayman, the controlling shareholder of the Group, contributed additional capital of $3,582,781 which has been shown as additional paid-in capital. On June 30, 2020, Nisun Cayman, contributed additional capital of $4,550,000 which has been shown as additional paid-in capital.

Private placement 2019

On December 6, 2019, the Group and certain institutional investors entered into a share purchase agreement pursuant to which the Group sold 1,048,932 Class A common shares at $6.21 per share. The transaction closed on May 1, 2020 and the Group received net proceeds of $6,503,378.

Shares issued for acquisition of Nami

In connection of the acquisition of Nami on May 31, 2020, the Group issued 1,562,726 Class A common shares to the shareholders of Nami as purchase consideration. The fair value of the stock consideration was $18,330,776 based on the weighted average of the closing share price of the Group for five trading days up to the date immediately prior to the signing date of purchase agreement.

Share incentive plan

The Board of directors approved the 2019 One Million Share Incentive Plan (the “2019 Plan”) on December 20, 2019, which permits the grant of restricted shares and options to the employees, directors, officers and consultants to purchase the Company’s Class A common shares. The maximum aggregate number of Class A common shares, which may be issued pursuant to all awards under the 2019 Plan, is 1 million shares. The Plan is valid and effective for a term of ten years commencing from its adoption.

On April 6, 2020, the Board initially granted an aggregate of 300,000 restricted Class A common shares to the Group’s CFO and two officers and subsequently and 67,000 shares were forfeited and cancelled. The fair value of these restricted Class A common shares was $1,721,870, determined using the closing price of $7.39 on April 6, 2020. Pursuant to the agreement, one-third (33%) of the number of common shares of restricted stock issued will vest on the date of the grant and the first anniversary of the date of grant; and the remaining 34% will vest on the second anniversary of the date of the grant. For the six months ended June 30, 2021 and 2020, the Group recognized shares-based compensation of $247,565 and $ 860,457, respectively. As of June 30, 2021, the Group had unrecognized share-based compensation of $376,890 which is expected to be recognized in the remaining 0.8 years.

Note 10 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of The Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 37.8% equity interest of the Group
Mr. Bodang Liu	The ultimate controlling shareholder of the Group
Mr. Anyuan Sun	Former Chief executive officer of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda
Hong Kong Xibolun Technology Limited (“Hebron HK”)	The entity disposed on November 30, 2020

(a)	The Group entered into the following related party transactions:

Starting on July 12, 2019, the Group rented an office from NiSun Shanghai and incurred $61,822 of rent expense for the six months ended June 30, 2021. The annual rent is approximately $148,373.

(b)	The Group had the following significant related party balances:

During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The loan is due on demand and without interest.

As of June 30, 2021, the Group had a due to related party balance of $397,313 owing to Mr. Bodang Liu. As of December 31, 2020, the Group had a due to related party balance of $393,148 owning to Mr. Bodang Liu. For the six months ended June 30, 2020, the Group paid approximately $6.5 million (RMB 45.9 million) related to the purchase price payable for the acquisition of Nisun BVI. The due to related party balance is non-interest bearing and due on demand.

As of June 30, 2021, the Group had a due from related party balance of $3,943 from Nisun Shanghai, an affiliated entity controlled by our controlling shareholder. As of December 31, 2020, the Group had a due to related party balance of $1,379,310 to Nisun Shanghai. The due to related party balance is non-interest bearing and was repaid on February 26, 2021. and December 31, 2020

As of June 30, 2021 and December 31, 2020, the Group had a due to related party balance of $302,017 and $298,851, respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Group owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

For the year ended December 31, 2020, the Group disposed of Hebron HK and the Purchaser - Wise Metro Development Co., Ltd. agreed to pay approximately $15.0 million (RMB98.3 million) in accordance with the Equity Transfer Agreement. The receivable from sale of discontinued operations was fully collected in April 2021.

Note 11 — COMMITMENTS AND CONTINGENCIES

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Group was not aware of any litigation, lawsuits or claims against them as of June 30, 2021 and December 31, 2020, respectively, except for the following.

On June 3, 2020, a short seller issued a report alleging that, among other things, the private placement the Group consummated in December 2019, Hengpu and Nami acquisitions were related party transactions which the Group failed to disclose. The Group had conducted an independent investigation by special counsel that concluded that the allegations were substantially unfounded. A shareholder class action lawsuit was filed against the Group and certain of the Group’s directors and officers. On March 19, 2021, the Group submitted a motion to the court to dismiss this lawsuit. No decision has been made by the court and it is unclear when a decision will be made. Although the ultimate outcome is uncertain at this time, the Group will defend its position vigorously and believes that the ultimate outcome will not have a material adverse effect on its financial position.